UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OCZ TECHNOLOGY GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	04-3651093
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
6373 San Ignacio Avenue
San Jose, California  95119
(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Stock Purchase Rights	NASDAQ Stock Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.        Description of Registrant’s Securities to be Registered

On October 25, 2011, the Board of Directors (the “Board”) of OCZ Technology Group, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.0025 per share (“Common Stock”), of the Company to stockholders of record at the close of business on November 4, 2011 (the “Record Date”).  Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (a “Preferred Share”) for $35.00 (the “Purchase Price”), subject to adjustment.  The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and Computershare Trust Company, N.A., as Rights Agent.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Right certificates will be distributed.  Until the earlier of (i) the close of business on the tenth day following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of outstanding Common Stock of the Company, representing 20% or more of the Common Stock or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board prior to the time that any person becomes an Acquiring Person) following the commencement of a tender or exchange offer (other than certain offers exempted by the Board as described below) if, upon consummation thereof, such person or group would be the beneficial owner of Common Stock of the Company representing 20% or more of the Common Stock(the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced by Common Stock certificates and not by separate certificates.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with shares of Common Stock.  Until the Distribution Date (or earlier redemption, expiration or termination of the Rights), the transfer of any Common Stock certificates will also constitute the transfer of the Rights associated with Common Stock represented by such certificates.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date and will expire at the earlier of (i) the close of business on October 25, 2014, or (ii) the time at which a person or group accepts for purchase unaffiliated Common Stock representing more than 50% of the Common Stock pursuant to a Permitted Offer (as defined below), unless earlier exercised, redeemed or exchanged.

In the event that any person (other than the Company, its subsidiaries and employee benefit plans) becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.

In the event that, at any time after a person or group has become an Acquiring Person, but prior to the expiration of the Rights, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company’s assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right.

Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will immediately become null and void.  The Rights Agreement permits the Board to exempt an offer (a “Permitted Offer”) from triggering the features of the Rights Agreement set forth in the preceding two paragraphs if such offer is an exchange or tender offer for all outstanding Common Stock of the Company at a price and on terms that, prior to the offeror becoming an Acquiring Person, are determined by a majority of the directors of the Board that are independent from an Acquiring Person, advised by an investment banking firm, to be (a) at a price and on terms that are fair and not inadequate and (b) otherwise in the best interests of the Company and its stockholders.

The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of Common Stock, or a reverse split of the outstanding shares of Common Stock.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of Common Stock representing 50% or more of the Common Stock, the Board may exchange the Rights (other than Rights owned by such Acquiring Person, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price.  The Company will not be required to issue fractions of Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share) and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

The Board may, at its option, at any time prior to such time as a person becomes an Acquiring Person, redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”).  Upon the effectiveness of any action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or receive dividends.

The provisions of the Rights Agreement may be amended by the Company in its sole discretion, except that any amendment adopted after a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

As of the Record Date it is expected that there will be approximately 51.8 million shares of Common Stock outstanding, approximately 12.2 million shares of Common Stock reserved for issuance under the Company’s 2004 stock incentive plan and approximately 4.0 million shares of Common Stock reserved for issuance upon exercise of outstanding warrants.  Each outstanding share of Common Stock on the Record Date will receive one Right.  100,000 Preferred Shares are being designated in connection with the exercise of the Rights.

The Rights have certain anti-takeover effects.  The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void.  The Rights should not interfere with any merger or other business combination approved by the Board because the Board may, at its option, at any time prior to the time that any person or group becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

Copies of the Rights Agreement and a press release announcing the Company’s adoption of the Rights Agreement have been filed with the Securities and Exchange Commission as exhibits to a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 26, 2011.  This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS OWNED BY OR TRANSFERRED TO ANY PERSON WHO IS OR BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS AGREEMENT) AND CERTAIN TRANSFEREES THEREOF WILL BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

Item 2.        Exhibits

Exhibit Number	Description of Document

4.1	Rights Agreement, dated as of October 25, 2011, between OCZ Technology Group, Inc. and Computershare Trust Company, N.A., as Rights Agent(1)

99.1	Press Release relating to the adoption of a shareholder rights plan(2)

(1)  Incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K of OCZ Technology Group, Inc. filed on October 26, 2011
(1)  Incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of OCZ Technology Group, Inc. filed on October 26, 2011

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 2, 2011	OCZ TECHNOLOGY GROUP, INC.

	By:	/s/ Arthur F. Knapp, Jr.
	Name:	Arthur F. Knapp, Jr.
	Title:	Chief Financial Officer